Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-188492

PROSPECTUS

Up to 5,049,997 Shares of

Common Stock

This prospectus relates to the resale, from time to time, of up to 5,049,997 shares of our common stock by the selling stockholders named herein. See “Selling Stockholders” beginning on page 8. Of the shares to be offered hereby, 4,149,997 shares are issuable upon conversion of shares of our Series A Convertible Preferred Stock that were acquired by the selling stockholders in closings of a private placement on March 25, 2013 and April 5, 2013 and 900,000 shares may be acquired by the selling stockholders upon issuance by us from time to time of dividends paid in shares of our common stock on such shares of Series A Convertible Preferred Stock. We will not receive any of the proceeds from the sale of these shares.

The selling stockholders may sell the shares of common stock described in this prospectus to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus.

Our common stock is listed on The NASDAQ Global Market under the symbol “PRTS”. On May 17, 2013, the last reported sale price of our common stock was $1.17 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 4 of this prospectus and as updated in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 20, 2013.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors”, any prospectus supplement and the documents that we incorporate by reference into this prospectus, before making an investment decision.

U.S. AUTO PARTS NETWORK, INC.

Company Overview

We are one of the leading online sources for automotive aftermarket parts and repair information. Our vision is that vehicle owners never overpay for service and repair. Our mission is to be the service and repair advocate for vehicle owners, to increase their confidence in the repair process, and to provide the most affordable option for their service and repair needs.

We principally sell our products, identified as stock keeping units, or SKUs, to individual consumers through our network of websites and online marketplaces. Our user-friendly websites provide customers with a comprehensive selection of approximately 1.1 million SKUs with detailed product descriptions and photographs. We have developed a proprietary product database that maps our SKUs to product applications based on vehicle makes, models and years.

Our online sales channel and relationships with suppliers enable us to eliminate several intermediaries in the traditional auto parts supply chain and offer a broad selection of SKUs. Additionally, as an online retailer, we believe greater economies of scale can be achieved online than in brick and mortar stores.

We were incorporated in Delaware in 1995 as a distributor of aftermarket auto parts and launched our first website in 2000. Since then, we have continued to expand our online operations, increasing the number of SKUs sold through our e-commerce network, adding additional websites, improving our internet marketing proficiency, and commencing sales on online marketplaces. In October 2008, we acquired AutoMD.com for the purpose of developing content and a user community to educate consumers on maintenance and service of their vehicles. The site provides auto information, with tools for diagnosing car troubles, locating repair shops and do-it-yourself, or DIY, repair guides. Currently, AutoMD estimates auto repair costs to make servicing your car less stressful. The repair cost calculator uses real-time shop repair estimates from accredited repair shops in the United States.

In August 2010, we acquired all of the issued and outstanding shares of Automotive Specialty Accessories and Parts, Inc. and its wholly-owned subsidiary Whitney Automotive Group, Inc., at the time, the nation’s leading catalog and internet direct marketer of automotive aftermarket performance parts and accessories. This acquisition has expanded our product line into all terrain vehicles, recreational vehicles and motorcycles, as well as provided us deep product knowledge into niche segments like Jeep, Volkswagen and trucks. The expansion of our product line increases our ability to reach customers in the DIY automobile and off-road accessories market. Our flagship websites are located at www.autopartswarehouse.com, www.jcwhitney.com, and www.AutoMD.com and our corporate website is located at www.usautoparts.net.

The Offering

Common stock to be offered by the selling stockholders	5,049,997 shares (1)

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

Nasdaq Global Market Symbol	PRTS

(1)	Includes 900,000 shares that may be acquired by the selling stockholders upon issuance by us from time to time of dividends paid in shares of our common stock on shares of our Series A Convertible Preferred Stock.

The selling stockholders named in this prospectus may offer and sell up to 5,049,997 shares of our common stock, including 900,000 shares that may be acquired by the selling stockholders upon issuance by us from time to time of dividends paid in shares of our common stock on our Series A Convertible Preferred Stock, $0.001 par value per share, or Series A Convertible Preferred. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares of common stock issuable upon conversion of shares of our Series A Convertible Preferred that have been issued pursuant to the Securities Purchase Agreement in the private placement described below, or that may be acquired by the selling stockholders upon issuance by us from time to time of dividends paid in shares of our common stock on such shares of Series A Convertible Preferred. When we refer to the selling stockholders in this prospectus, we are referring to the purchasers in the private placement who are named in this prospectus as the selling stockholders and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer.

Private Placement

On March 25, 2013, we entered into a Securities Purchase Agreement, or the Purchase Agreement, with the selling stockholders pursuant to which we sold an aggregate of 4,149,997 shares of our Series A Convertible Preferred in closings of a private placement on March 25, 2013 and April 5, 2013, or the private placement, and at a purchase price per share of $1.45 for aggregate proceeds to us over all closings of approximately $6.0 million.

The Series A Convertible Preferred sold in the private placement, and the shares of our common stock issuable upon conversion of such Series A Convertible Preferred, were exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D promulgated under the Securities Act.

Recent Developments

On March 27, 2013, we entered into a Common Stock Purchase Agreement with William Blair & Company, LLC pursuant to which we agreed to sell up to 2,050,000 shares of our common stock at a purchase price per share of $1.09 for aggregate proceeds of approximately $2.2 million. The transaction closed on April 3, 2013 and we incurred issuance costs of approximately $0.6 million. We used the net proceeds to reduce our revolving loan payable.

On April 17, 2013, our wholly-owned subsidiary, Whitney Automotive Group (“WAG”), Inc. closed the sale of its facility in LaSalle, Illinois for $9,750,000 pursuant to the purchase and sale agreement dated April 17, 2013 between WAG and STORE Capital Acquisitions, LLC. We used the net proceeds of $9.6 million from this sale to reduce our revolving loan payable. Under the terms of the purchase and sale agreement, simultaneously with the execution of the purchase and sale agreement and the closing of the sale of the property, we entered into a lease agreement with STORE Master Funding III, LLC (“STORE”) whereby we leased back the property for our continued use as an office, retail and warehouse facility for storage, sale and distribution of automotive parts, accessories and related items for 20 years commencing upon the execution of the lease and terminating on April 30, 2033. Our initial base annual rent is $853,125 for the first year (“Base Rent Amount”), after which the rental amount will increase annually on May 1 by the lesser of 1.5% or 1.25 times the change in the Consumer Price Index as published by the U.S. Department of Labor’s Bureau of Labor Statistics, except that in no event will the adjusted annual rental amount fall below the Base Rent Amount. We were not required to pay any security deposit. Under the terms of the lease, we are required to pay all taxes associated with the lease, pay for any required maintenance on the property, maintain certain levels of insurance and indemnify STORE for losses incurred that are related to our use or occupancy of the property. We expect the lease to be accounted for as a capital lease and the $0.4 million excess of the net proceeds over the net carrying amount of the property will be amortized on a straight-line basis over the lease term of 20 years.

Corporate Information

We were incorporated in Delaware in 1995. Our principal executive offices are located at 16941 Keegan Avenue, Carson, California 90746. Our telephone number is (424) 702-1455. Our corporate website is www.usautoparts.net. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus and should not be considered part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described below, together with other information in this prospectus, the section entitled “Risk Factors” in our annual report on Form 10-K for the year ended December 29, 2012, as amended, and in subsequent filings we make under the Exchange Act and the other documents which are incorporated by reference herein and therein. If any of the following events, or the events described in the section entitled “Risk Factors” in our annual report on Form 10-K for the year ended December 29, 2012, as amended, and in subsequent filings we make under the Exchange Act, actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. These risks are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

You may experience future dilution as a result of future equity offerings or other equity issuances.

To raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Our Board of Directors has the authority to establish the designation of additional shares of preferred stock that may be convertible into common stock without any action by our stockholders, subject to certain limitations provided for under the terms of our existing preferred stock, and to fix the rights, preferences, privileges and restrictions, including voting rights, of such shares. Any such additional shares of preferred stock may have rights, preferences and privileges senior to those of outstanding common stock, and the issuance and conversion of any such preferred stock would further dilute the percentage ownership of our stockholders. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by purchasers of shares from the selling stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share paid by purchasers of shares from the selling stockholders.

The rights of holders of our common stock are subordinate to rights, preferences and privileges of our existing preferred stock, and such rights, preferences and privileges may restrict our financial and operational flexibility.

Under the authority granted by our second amended and restated certificate of incorporation, our Board of Directors has established our Series A Convertible Preferred which has various rights, preferences and privileges senior to the shares of our common stock. For example, in the event of a change of control, the Series A Convertible Preferred is entitled to receive, prior and in preference to any distribution to the common stock, an amount equal to $1.45 per share, plus all then-accrued but unpaid dividends on such Series A Convertible Preferred. Dividends on the Series A Convertible Preferred are payable quarterly, subject to the satisfaction of certain conditions, at a rate of $0.058 per share per annum in cash, in shares of common stock or in any combination of cash and common stock as determined by our Board of Directors. While we may, at our election, subject to the satisfaction of certain conditions, pay any accrued but unpaid dividends on the Series A Convertible Preferred in either cash or in common stock, we may be unable to satisfy the requisite conditions for paying dividends in common stock and, under such circumstances, we will be required to pay such accrued but unpaid dividends in cash. In such circumstances, we will be required to use cash that would otherwise be used to fund our ongoing operations to pay such accrued but unpaid dividends. To the extent we do pay dividends in common stock, the ownership percentage of our common stockholders who are not holders of the Series A Convertible Preferred will be diluted. Our Series A Convertible Preferred is initially convertible for 4,149,997 shares of common stock, and to the extent that the Series A Convertible Preferred is converted, the ownership percentage of our common stockholders who are not converting holders of the Series A Convertible Preferred will be diluted. Additionally, without the requisite approval of our Series A Convertible Preferred, we are restricted from issuing any shares of our capital stock with rights, preferences or privileges that are equal or senior to the rights, preferences or privileges of the Series A Convertible Preferred. As a result of these rights and restrictions, our ability to finance our operations through the issuance of additional shares of our capital stock is limited.

If we do not meet continued listing requirements, our common stock may be delisted from The Nasdaq Global Market.

The Nasdaq Global Market imposes, among other requirements, listing maintenance standards as well as minimum bid and public float requirements. If we do not meet such requirements or otherwise fail to meet the requirements of Nasdaq, we would fail to be in compliance with Nasdaq’s continued listing standards and, if we are unable to cure the non-compliance within 180 days, our common stock may be delisted from The Nasdaq Global Market and we may not be able to maintain the continued listing of our common stock on The Nasdaq Global Market. Delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference herein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” “likely,” “unlikely” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections incorporated by reference from our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, those noted in the sections entitled “Risk Factors” in this prospectus and included in the documents that we incorporate by reference herein.

In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the filing of this prospectus or the filing of any documents incorporated by reference herein that include forward-looking statements.

USE OF PROCEEDS

The proceeds from the sale of the common stock under this prospectus will belong to the selling stockholders. We will not receive any proceeds from the sale of common stock under this prospectus by the selling stockholders. While we will not receive any proceeds from this offering, we did receive net proceeds from the selling stockholders of approximately $5.2 million from the sale of our Series A Convertible Preferred to the selling stockholders in the private placement based on the offering price of $1.45 per share of Series A Convertible Preferred and after deducting our estimated offering expenses of $0.8 million, which we used to repay borrowings under our revolving credit facility with JPMorgan Chase Bank, N.A., or Chase, without any corresponding decrease in Chase’s commitments to make revolving loans available to us under that credit facility. Amounts outstanding under our credit facility with Chase bear interest, at our option, at a per annum rate equal to either (a) LIBOR plus an applicable margin of 1.50%, or (b) an “alternate base rate” minus an applicable margin of 0.50%. Each applicable margin as set forth in the prior sentence is subject to increase or decrease by 0.25% per annum based upon our fixed charge coverage ratio. At March 30, 2013, our LIBOR based interest rate was 2.0% (on $10.0 million principal) and our prime based rate was 3.0% (on $2.1 million principal). The outstanding amounts under the credit facility are currently scheduled to mature on April 26, 2017. We have used the proceeds of borrowings under our credit facility with Chase to repay in full our previous credit facility with Silicon Valley Bank, which was subsequently terminated, and to fund general working capital needs.

SELLING STOCKHOLDERS

On March 25, 2013, we entered into the Purchase Agreement pursuant to which we sold an aggregate of 4,149,997 shares of our Series A Convertible Preferred to the selling stockholders in the private placement at a purchase price per share of $1.45 for aggregate proceeds to us over all closings of approximately $6.0 million.

This prospectus relates to the possible resale by the selling stockholders of the shares of our common stock issuable upon conversion of the shares of Series A Convertible Preferred they acquired under the Purchase Agreement or that may be issued by us from time to time as dividends paid in shares of our common stock on such Series A Convertible Preferred. For additional information regarding the Series A Convertible Preferred, see the description of the Series A Convertible Preferred in the Current Report on Form 8-K we filed with the SEC on March 25, 2013, and the Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock filed as an exhibit to such Current Report on Form 8-K.

The selling stockholders may sell up to 5,049,997 shares of our common stock pursuant to this prospectus. Robert J. Majteles, our Chairman of the Board of Directors, and Fredric W. Harman and Sol Khazani, each also a current director of us, are selling stockholders or affiliated with one or more of the selling stockholders as described below. Except for these affiliations, their ownership of the shares of common stock and the material relationships described in the table below, the selling stockholders have not had any material relationship with us or our affiliates within the past three years.

The table below, including the footnotes, lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling stockholders based in part on information provided to us by the selling stockholders. The percentages of shares owned prior to and after the offering are based on 33,209,442 shares of our common stock outstanding as of May 6, 2013. The number of shares beneficially owned prior to the offering indicates the number of shares of common stock beneficially owned by each selling shareholder as of May 6, 2013.

The maximum number of shares to be sold column indicates the total number of shares of our common stock that each selling stockholder may offer under this prospectus and, as set forth in the footnotes, includes for each selling stockholder an additional 900,000 shares of our common stock that may be collectively sold by all selling stockholders in the aggregate and that the selling stockholders may receive from us from time to time as dividends on the Series A Convertible Preferred. Such dividends are payable quarterly at a rate of $0.058 per share of Series A Convertible Preferred per annum and any such dividend may be paid to each selling stockholder in cash, in shares of common stock or in any combination of cash and common stock, subject to certain restrictions, as determined by our Board of Directors and may be paid differently to different selling stockholders. The actual allocation of such 900,000 shares amongst the selling stockholders will depend upon the actual number of such shares sold by the selling stockholders pursuant to this prospectus in the future, with any single selling stockholder potentially selling up to all 900,000 shares pursuant to this prospectus, but in no event will the aggregate sales by all selling stockholders pursuant to this prospectus of shares of our common stock received from us from time to time as dividends on the Series A Convertible Preferred exceed 900,000 shares.

The shares beneficially owned after offering numbers assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. We do not know how long any of the selling stockholders will hold the shares before selling them. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

Name of Selling Stockholder	SHARES BENEFICIALLY OWNED PRIOR TO OFFERING			MAXIMUM NUMBER OF SHARES TO BE SOLD PURSUANT TO THIS PROSPECTUS(1)	SHARES BENEFICIALLY OWNED AFTER OFFERING
			Percent		Number	Percent
Oak Investment Partners XI, L.P.	10,712,795	(2)	26.3%	2,279,310	9,333,485	25.5%

Nia Family Living Trust DTD 09-02-04 Mehran Nia and Fariba Nia TTEES L.P.	4,642,073	(3)	11.4%	1,934,482	3,607,591	9.8%
Mina Khazani Living Trust DTD 11-09-07 Mina Khazani TTEE	2,400,982	(4)	5.9%	1,934,482	1,366,500	3.7%

Sol Khazani Living Trust	2,515,017	(5)	6.2%	1,244,827	2,170,190	5.9%
Elyashar Living Trust	956,896	(6)	2.3%	1,106,896	750,000	2.0%
Robert J. Majteles	632,200	(7)	1.6%	1,050,000	482,200	1.3%

(1)	Includes for each selling stockholder an additional 900,000 shares of our common stock that may be collectively sold by all selling stockholders in the aggregate and that the selling stockholders may receive from us from time to time as dividends on the Series A Convertible Preferred. Such dividends are payable quarterly at a rate of $0.058 per share of Series A Convertible Preferred per annum and any such dividend may be paid to each selling stockholder in cash, in shares of common stock or in any combination of cash and common stock, subject to certain restrictions, as determined by our Board of Directors and may be paid differently to different selling stockholders. The actual allocation of such 900,000 shares amongst the selling stockholders will depend upon the actual number of such shares sold by the selling stockholders pursuant to this prospectus in the future, with any single selling stockholder potentially selling up to all 900,000 shares pursuant to this prospectus, but in no event will the aggregate sales by all selling stockholders pursuant to this prospectus of shares of our common stock received from us from time to time as dividends on the Series A Convertible Preferred exceed 900,000 shares.
(2)	Consists of (i) 9,333,485 shares of common stock owned directly by Oak Investment Partners XI, L.P. and (ii) 1,379,310 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred. Mr. Harman is a Managing Member of Oak Associates XI, LLC (“Oak Associates”), the general partner of Oak Investment Partners XI, L.P. (“Oak Partners”). Mr. Harman has shared power to vote and shared power to dispose of the shares held by Oak Partners. The names of the parties who share power to vote and dispose of the shares held by Oak Partners with Mr. Harman are Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, and Gerald R. Gallagher, all of whom are Managing Members of Oak Associates. Mr. Harman, Bandel L. Carano, Ann H. Lamont, Edward F. Glassmeyer, and Gerald R. Gallagher each disclaims beneficial ownership of the shares held by Oak Partners, except to the extent of each such person’s pecuniary interest therein.
(3)	Consists of (i) 3,179,633 shares of common stock owned directly by the Nia Family Living Trust, Dated September 2, 2004, (ii) 213,979 shares of common stock owned directly by the Mehran Nia Annuity Trust, Dated November 18, 2006, (iii) 213,979 shares of common stock owned directly by the Fariba Nia Annuity Trust, Dated November 18, 2006 and (iv) 1,034,482 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred. Mr. Nia has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in his capacity as trustee or co-trustee of several trusts. Mr. Nia additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares. Beginning in November 2003, we leased our former corporate headquarters and primary warehouse from Nia Chloe, LLC of which Mr. Nia is a member.
(4)	Consists of 1,366,500 shares of common stock owned directly by the Mina Khazani Living Trust, Dated May 30, 2007 and (ii) 1,034,482 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred. Ms. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in her capacity as trustee the trust. Ms. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares.

(5)	Consists of (i) 1,956,211 shares of common stock owned directly by the Sol Khazani Living Trust Established June 1, 2007, of which Mr. Khazani is the sole trustee, (ii) 213,979 shares of common stock owned directly by the Sol Khazani Annuity Trust Established November 18, 2006, of which Mr. Khazani is the sole trustee and (iii) 344,827 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred. Mr. Khazani has shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of shares in the aggregate, and is thus deemed to beneficially own such shares, in his capacity as trustee of several trusts. Mr. Khazani additionally shares the right to receive dividends from, and the proceeds from the sale of, the shares. Beginning in November 2003, we leased our former corporate headquarters and primary warehouse from Nia Chloe, LLC of which Mr. Khazani is a member.
(6)	Consists of (i) 750,000 shares of common stock and (ii) 206,896 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred.
(7)	Consists of (i) 65,000 shares of common stock, (ii) 417,200 shares issuable upon exercise of outstanding options which are exercisable as of May 6, 2013 or within 60 days after such date and (iii) 150,000 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable within 60 days following April 23, 2013 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

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PLAN OF DISTRIBUTION

This prospectus relates to the possible resale from time to time by the selling stockholders of any or all of the shares of common stock issuable upon the conversion of the Series A Convertible Preferred acquired by the selling stockholders in the private placement and up to 900,000 shares of common stock that may be acquired by the selling stockholders upon issuance by us from time to time of dividends paid in shares of our common stock on such shares of Series A Convertible Preferred. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We did receive net proceeds from the selling stockholders of approximately $5.2 million from the sale of our Series A Convertible Preferred to the selling stockholders in the private placement. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•

through the writing or settlement of options, whether such options are listed on an options exchange or otherwise, after the effective date of the registration statement of which this prospectus is a part;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	“at the market” or through market makers or into an existing market for the shares;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Series A Convertible Preferred or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Purchase Agreement, estimated to be $51,861 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the Purchase Agreement or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related Purchase Agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Cooley LLP, San Diego, California.

EXPERTS

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 29, 2012, as amended, and the effectiveness of our internal control over financial reporting as of December 29, 2012, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of common stock covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 29, 2012 filed with the SEC on March 25, 2013, as amended by Form 10-K/A filed with the SEC on April 26, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 30, 2013 filed with the SEC on May 7, 2013;

•

our Current Reports on Form 8-K (other than information furnished rather than filed) filed with the SEC on February 22, 2013, February 28, 2013, March 25, 2013, March 28, 2013, April 23, 2013, April 26, 2013 and May 20, 2013;

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 23, 2007, including any amendments or reports filed for the purposes of updating this description; and

•

all filings we make with the SEC pursuant to the Exchange Act after the date of the initial registration statement, of which this prospectus is a part, and prior to the effectiveness of the registration statement (excluding any portion of such documents which are furnished and not filed with the SEC).

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

U.S. Auto Parts Network, Inc.

16941 Keegan Avenue

Carson, California 90746

(310) 735-0553

This prospectus is part of a registration statement we filed with the SEC. That registration statement and the exhibits filed along with the registration statement contain more information about us. Because information about documents referred to in this prospectus is not always complete, you should read the full documents which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC’s public reference rooms or their website.

No one has been authorized to give any information or to make any representations other than contained or incorporated by reference in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has not been any change in our affairs since the date hereof.

UP TO 5,049,997 SHARES OF

COMMON STOCK

PROSPECTUS

May 20, 2013